UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2019

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS

(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras discloses teaser for sale of assets in Uruguay

Rio de Janeiro, November 12, 2019 – Petróleo Brasileiro S.A. – Petrobras reports that it has started the opportunity disclosure stage (teaser) relating to the sale of its fuel, lubricant and fertilizer distribution business in Uruguay.

In this project, the company aims to sell 100% of the shares held by Petrobras Uruguay Sociedad Anónima de Inversiones (PUSAI) – a subsidiary of Petrobras – in Petrobras Uruguay Distribuición S.A. (PUDSA), a company that operates in the distribution industry in the country.

The teaser, which contains key information about the opportunity, as well as the eligibility criteria for selection of potential participants, is available on the Petrobras website: https://investidorpetrobras.com.br/en/resultados-e-comunicados/teasers.

Upcoming key phases of the project will be timely disclosed to the market.

This transaction is aligned with the company’s portfolio optimization and capital allocation improvement, aiming at generating value for our shareholders.

This disclosure is in line with the Petrobras’ Divestment Methodology.

About the assets in Uruguay

In Uruguay, Petrobras operates, through PUDSA, in the fuel and lubricant distribution market, with an asset portfolio that includes a network of 90 service stations, 16 convenience stores, a lubricant logistics terminal, and a jet fuel plant, being the second largest fuel distributor in the country. It also operates in the distribution of liquid fertilizers through two logistics storage terminals, being the largest distributor in the country. Regarding the logistics, it also has multiple delivery points located in the main public seaports of the country.

This material is being provided pursuant to Brazilian regulatory requirements, does not constitute an offering, under the U.S. securities laws, and is not a solicitation, invitation or offer to buy or sell any securities. The information on our website is not and shall not be deemed part of this report on Form 6-K.

www.petrobras.com.br/ir

Contacts:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail: petroinvest@petrobras.com.br

Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro, RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS

This release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are subject to risks and uncertainties. The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,” “expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,” “will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv) litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the Company’s Annual Report on Form 20-F for the year ended December 31, 2018, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 12, 2019.

PETRÓLEO BRASILEIRO S.A—PETROBRAS

By: /s/ Andrea Marques de Almeida

______________________________

Andrea Marques de Almeida

Chief Financial Officer and Investor Relations Officer